Exhibit 99.55

PRESS RELEASE

Trading Symbol: SVM.TO	June 10, 2007

SILVERCORP REPORTS RECORD EPS OF $0.52 FOR THE YEAR ENDED MARCH 31, 2007

VANCOUVER, British Columbia –June 10, 2007 –Silvercorp Metals Inc. (the “Company”) is pleased to announce record 2007 audited consolidated annual net income of $25,108,808, $0.52 and $0.50 basic and fully diluted earnings per share, respectively, and operating cash flows of $34,217,804. For the fourth quarter ended March 31, 2007 the Company recorded net earnings of $8,050,571, $0.17 and $0.16 basic and fully diluted earnings per share, respectively, and operating cash flows of $13,670,600. All figures expressed in Canadian dollars, other than share and mining data.

Based on China’s Foreign Investment Enterprise (“FIE”) income tax incentive policy, a qualified FIE will enjoy zero income tax rate for the first two years, from the time it records a profit, and a 15% income tax rate for the 3rd to 5th year. The Company has taken a conservative approach in applying the FIE income tax incentive policy towards the Ying operating company (“Henan Found”) by starting the income tax holiday from the 2005 calendar year for Henan Found. Accordingly, the Company applied a 15% income tax rate on Henan Found’s first quarter financial results of 2007 (January 1 to March 31, 2007) or the Company’s fourth quarter ended March 31, 2007. As a result, a $1,623,286 income tax provision was recorded for the quarter. The Company’s net income for the quarter therefore was reduced by $1,623,286 or $0.03 basic and fully diluted earnings per share.

The 2005 calendar year was a year of loss for Henan Found and it has applied with local Chinese tax authorities to start the tax holiday from calendar year 2006, pending receipt of the favorable income tax certificate from the authorities to approve Henan Found’s application, the Company will subsequently adjust the income tax provision.

2007 HIGHLIGHTS (12 Months) - Audited

During the year ended March 31, 2007, the Company realized net income (loss) of $25,108,808 (2006 -($6,259,255)) resulting in earnings (loss) per share of $0.52 (2006 - ($0.15)) and $0.50 (2006 - ($0.15)) on weighted average number of shares outstanding of 47,971,231 (2006 - 42,416,005) and 49,891,352 (2006 -42,416,005), basic and fully diluted, respectively. The net income increase of $31,368,063, as compared to the prior year, is primarily attributed to the sale of direct shipping ore and metal concentrates from the Ying Project since April 1, 2006.

During the year ended March 31, 2007, the Company turned around a loss of $6,259,255 in 2006 to achieve net income of $25,108,808, which is mainly attributable to the Company’staged start-up and ramp-up of its Ying Project mining operations resulting in earnings from mine operations of $35,124,844 (2006 - $nil).

During the year ended March 31, 2007, the Company recorded total sales of $45,290,340 (2006 - $nil) comprised of the following:

  1,935,031 ounces of silver sold for $20,493,069 at an average selling price of $10.59 per ounce;
  249 ounces of gold sold for $78,384 at an average selling price of $315.40 per ounce;
  26,262,191 pounds of lead sold for $16,019,484 at an average selling price of $0.61 per pound; and,
  7,135,930 pounds of zinc sold for $8,694,166 at an average selling price of $1.22 per pound.

All prices are net of value added tax and smelter charges.

The total cost of sales, including milling costs, for the year ended March 31, 2007 amounted to $10,165,496 (2006 - $nil), and is comprised of $8,810,829 for the cash cost of production and $1,354,667 for the depreciation charges. The average silver production cost adjusted for by-product credit was ($7.56) per ounce.

For the year ended March 31, 2007, 169,830 tonnes of ores were extracted, from which 6,843 tonnes of direct shipping ores were hand sorted for direct shipment to smelter, and 162,987 tonnes of ores were shipped to local custom mills for treatment to recover silver-lead and zinc concentrates. The custom mills have achieved high recovery rates: 90.18% for silver, 94.38% for lead, and 75.31% for zinc. The total production cost for silver adjusted for lead and zinc credits is negative $7.56 per ounce.

For the year ended March 31, 2007, average production costs were $2.38 per ounce for silver, $70.79 per ounce for gold, $0.14 per pound for lead, and $0.27 per pound for zinc, respectively.

The Company generated gross revenue of $45,290,340 (2006 - $nil) for the year ended March 31, 2007, through the sale of the direct shipping ore, gold, silver-lead and zinc concentrates. This resulted in earnings from mine operations of $35,124,844 (2006 - $nil) and a gross margin of 77.55%, for the year ended March 31, 2007.

FOURTH QUARTER HIGHLIGHTS (3 Months)

During the fourth quarter ended March 31, 2007, the Company realized net income of $8,050,571 (Q4-2006 - ($1,556,317)) resulting in earnings per share of $0.17 (Q4 - 2006- ($0.04)) on weighted average number of basic shares outstanding of 48,606,665 (Q4 - 2006 - 42,416,005) or $0.16 per share on fully diluted shares outstanding of 50,257,368 (Q4-2006 - 42,416,005). The net income increase of $9,606,888, as compared to the prior year, is primarily attributed to the sale of direct shipping ore and metal concentrates from the Ying Project since April 1, 2006.

During the fourth quarter ended March 31, 2007, net income increased six fold to $8,050,571,as compared to the same period of 2006, and is mainly attributable to the Company’s staged start-up and ramp-up of its Ying Project mining operations resulting in earnings from mine operations of $11,405,935.

During the fourth quarter ended March 31, 2007, the Company recorded total sales of $15,517,529 (Q4 -2006 - $nil) comprised of the following:

  592,554 ounces of silver sold for $6,749,843 at an average selling price of $11.39 per ounce;
  73 ounces of gold sold for $24,050 at an average selling price of $331.60 per ounce;
  8,371,480 pounds of lead sold for $5,846,242 at an average selling price of $0.70 per pound; and,
  2,328,418 pounds of zinc sold for $2,892,157 at an average selling price of $1.24 per pound.

All prices are net of value added tax and smelter charges.

The total cost of sales, including milling costs, for the fourth quarter ended March 31, 2007 amounted to $4,111,594 (Q4-2006 - $nil), and is comprised of $3,346,847 for the cash cost of production and $764,747 for the depreciation charges. The average silver production cost adjusted for by-product credit was ($7.76) per ounce.

For the fourth quarter ended March 31, 2007, 45,065 tonnes of ores were extracted, from which 2,018 tonnes of direct shipping ores were hand sorted for direct shipment to smelter, and 43,047 tonnes of ores were shipped to local custom mills for treatment to recover silver-lead and zinc concentrates. The custom mills have achieved high recovery rates: 89.95% for silver, 94.31% for lead, and 76.70% for zinc. The total production cost for silver adjusted for lead and zinc credits is negative $7.76 per ounce.

During the fourth quarter ended March 31, 2007, average production costs were $3.15 per ounce for silver, $91.48 per ounce for gold, $0.19 per pound for lead, and $0.34 per pound for zinc, respectively.

The Company generated gross revenue of $15,517,529 (Q4-2006 - $nil) for the fourth quarter ended March 31, 2007 through the sale of the direct shipping ore, gold-silver-lead and zinc concentrates. This resulted in an earnings from mine operations of $11,405,935 (Q4-2006 - $nil) and a gross margin of 73.50%, for the quarter ended March 31, 2007.

OUTLOOK

As the custom built 300 tonne loading capacity barge and the new 750 tonnes per day mill are operating smoothly at the Ying Mine, the Company anticipates ore production and milling put-through to be stable for the 2008 fiscal year; therefore, the Company’s revenue and net profit should increase substantially in comparison to 2007 fiscal year from this operation.

For the HPG Project, after several months of preparation, mining and milling operations have also been resumed since May 1, 2007. The mining capacity at HPG h as achieved approximately 200 tonnes per day, while the mill is operating at a capacity of about 250 tonnes per day to produce Au-Ag-Pb and zinc (Zn) concentrates. Sales of direct shipping Au-Ag-Pb ores and recovered concentrates since May 1, 2007 indicate a positive cash flow being achieved. The Company anticipates that the HPG operation shall add to the 2008 fiscal year’s revenue and net profit.

The Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is an exploration and development stage company, which along with its subsidiary companies and joint ventures (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”). Currently, the Company’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Project”or “Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, and Saskatchewan and trades on the TSX under the symbol .

Standard & Poors Canadian Index operations have added the Company’s common shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective December 18, 2006. In addition, effective June 12, 2007, Standard & Poor's Canadian index operations will add Silvercorp Metals Inc. as a constituent for the new S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.